(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 1-9533

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

World Fuel Services Corporation

Full Name of Registrant:

Former Name if Applicable:

9800 N.W. 41st Street, Suite 400

Address of Principal Executive Office (Street and Number):

Miami, Florida 33178

City, State and Zip Code:

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

See Attachment hereto

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Paul H. Stebbins Chairman and Chief Executive Officer (Name)	(305) (Area Code)	428-8000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

WFS expects to report a significant increase in revenues and earnings over the corresponding period for the last fiscal year. WFS is unable to reasonably estimate the exact amount of the increase because WFS is still in the process of preparing its consolidated financial statements for the quarter and nine months ended September 30, 2005.

World Fuel Services Corporation

             (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2005	By:	/s/ Paul H. Stebbins
	Name:	Paul H. Stebbins
	Title:	Chairman and Chief Executive Officer

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ATTACHMENT TO FORM 12b-25

Form 10-Q for the quarter ended September 30, 2005

PART III - NARRATIVE

World Fuel Services Corporation (“WFS”) is unable to file its Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2005 within the prescribed time period because it is still in the process of preparing its consolidated financial statements, due to, among other things, delays caused by Hurricane Wilma. Specifically, WFS is still reviewing its accounting treatment for certain derivatives under Statement of Accounting Financial Standard No. 133. Because this review is still pending, management has not yet completed its assessment of WFS’ internal controls over financial reporting. Management’s assessment will be completed prior to the filing of the Form 10-Q. WFS anticipates making further public disclosure on these matters in its Form 10-Q or otherwise if appropriate.

The reasons causing WFS’ inability to file timely are beyond its control and could not be eliminated by WFS without unreasonable effort or expense.

WFS expects to report a significant increase in revenues and earnings for the quarter and nine months ended September 30, 2005, over the corresponding periods of 2004.

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